

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2021

Elon Soms
Chief Executive Officer
Thimble Point Acquisition Corp.
195 Church Street
15th Floor
New Haven, CT 06510

> **Re: Thimble Point Acquisition Corp.**
> **Amended Form S-4**
> **File No. 333-257982**
> **Filed September 8, 2021**

Dear Mr. Soms:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

Amendment No. 1 to Registration Statement on Form S-4

Notice to shareholders, page i

1. We note your response to comment one and reissue our comment. Please provide further explanation with respect to the following:
   - It is unclear how Securities Act Sections Compliance and Disclosure Interpretation Questions 103.04 and 134.02 apply to your situation. Please identify any exemptions your are relied on in decision not to register the issuance of Rollover Options and Assumed Warrants.
   - Your response indicates your belief that the common shares underlying the Rollover Options and Assumed Warrants can not be registered on this registration statement

but the 132,395,625 shares being registered appears to include the shares underlying the Rollover Options and Assumed Warrants.
- To the extent you plan to register shares on a Form S-8, please clarify that such shares were offered as part of an employee benefit program.

Merger Consideration, page 1

2. Please disclose the earn out shares triggering events in the summary.

Summary
THMA's Directors and Executive Officers Have Financial Interests in the Business Combination, page 6

3. We note your response to comment 5 and your revised disclosure on pages 70 and 265. Please further revise your disclosure to clarify that the sponsors and affiliates can earn a positive rate of return on their investment, even if the other SPAC shareholders experience a negative rate of return in the post business combination company. Additionally, revise your Summary to highlight this information.

Certain of THMA's and directors are now, and may in the future become, affiliated with entities engaged in business activities similar. . . , page 73

4. We note your response to comment 23. Please disclose whether the fact that your Amended and Restated Certificate of Incorporation waived the corporate opportunities doctrine impacted your search for an acquisition target.

Information About Pear
Products and Pipeline, page 159

5. We note your response to comment 13. Please revise the pipeline table on pages 161 and 182 to better enable investors to understand whether each development stage is completed or whether it is still in progress. For instance, it is not clear whether the acute and chronic pain indication has completed the proof of concept stage or if it is still in the proof-of-concept phase.

6. We note your response to comment 14. Please provide more information about your relationship with the specific "content partners" listed in your pipeline table on page 161. While it appears that the BeHealth Agreement is connected to your content partnership with the University of Virginia, there does not appear to be any description of what your partnerships with the other content partners listed in this table, like Dartmouth or USC, entail. Ensure that the terms of these partnerships are disclosed.

Our Development Pipeline, page 182

7. We note your response to comment 17. Based on your disclosures and the table presented on pages 161 and 182, there are 3 commercialized products, reSET, reSET-O, and

Somryst. Your disclosures state that the company has a pipeline of 14 product candidates, when the table presents 14 "therapeutic areas/indication" that are not attributable to any product candidates. Please clarify the tables to identify the product candidates by name or internal reference number under the column "product," for the indications disclosed under the column "therapeutic area/indications" in the tables. Additionally, revise your disclosures to match the tables by identifying the projects in your pipeline as either product candidates or therapeutic indications as appropriate.

License Agreements, page 186

8. We note your disclosure on page 187 that you have three "material" license agreements with The Invention Science Fund I, LLC, Red 5 Group, LLC, and BeHealth Solutions, LLC. File these agreements as exhibits or provide an analysis supporting your determination that they are not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

You may contact Christine Torney at 202-551-3652 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences